ROCKET FUEL INC.
1900 SEAPORT BLVD.
REDWOOD CITY, CA 94093

November 14, 2014
Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:     Matthew Crispino
Barbara C. Jacobs
Mark P. Shuman
Re:    Rocket Fuel Inc.
Registration Statement on Form S-3
Filed November 6, 2014
File No. 333-199901
Ladies and Gentlemen:
Rocket Fuel Inc. (the “Company”), hereby submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 13, 2014, relating to the above referenced Registration Statement on Form S-3 (File No. 333-199901) (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on November 6, 2014.
In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.

Information Incorporated by Reference, page 37

1.
Please revise this section to incorporate the Form 8-K filed on February 21, 2014 as well as any reports filed subsequent to the date the Form S-3 was initially filed. Refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations for guidance on incorporating Exchange Act reports filed after filing of a registration statement but prior to its effectiveness. Also, we note you incorporate a Form 8-K filed on November 5, 2014, although no Form 8-K was filed on that date. Please revise. Finally, please note that the Form 8-K/A filed on November 6, 2014 that includes the financial statements of X Plus Two Solutions and related pro forma information incorrectly appears as a Form 8-K in EDGAR.

In response to the Staff’s comment, the Company has revised its disclosure on page 37 of Amendment No. 1 to incorporate by reference the Form 8-K filed by the Company on February 21, 2014, as well as all reports filed subsequent to the date the Form S-3 was initially filed. The Company also has revised its disclosure on page 38 of Amendment No. 1 to incorporate by reference the Form 8-K/A filed on November 6, 2014 and to remove the reference to a Form 8-K filed on November 5, 2014. In addition, the Company respectfully advises the Staff that it is in the

Securities and Exchange Commission
November 14, 2014

process of determining what actions it can take to correct the EDGAR designation of the Form 8-K/A filed on November 6, 2014 so that it will appear as a Form 8-K/A, not a Form 8-K, in EDGAR.

***

Please direct any questions regarding the Company’s response or Amendment No. 1 to me at (650) 517-8884 or jcovington@rocketfuelinc.com.
Sincerely,
/s/ JOANN COVINGTON
JoAnn Covington
Rocket Fuel Inc.
Vice President and General Counsel

cc:	George H. John, Rocket Fuel Inc.
Rachel Proffitt, Wilson Sonsini Goodrich & Rosati, P.C.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.